09055879

KG
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-3641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WaMu Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17872 Gillette Ave, Floor 3
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.500-4834
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to WaMu Investments, Inc. and subsidiary (the "Company") for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Treasurer

Title

Notary Public

Notary Public
State of Washington
SARAH H HANAVI
My Appointment Expires May 22, 2010

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WaMu Investments, Inc.
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of WaMu Investments, Inc. and subsidiary (a wholly owned indirect subsidiary of JPMorgan Chase Bank, NA.) (the "Company") as of December 31, 2008 (Successor), and the related consolidated statements of income, cash flows, and changes in stockholder's equity for the period from January 1, 2008 to September 25, 2008 (Predecessor), and for the period from September 26, 2008 to December 31, 2008 (Successor), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WaMu Investments, Inc. and subsidiary at December 31, 2008 (Successor), and the results of their operations and their cash flows for the period from January 1, 2008 to September 25, 2008 (Predecessor), and for the period from September 26, 2008 to December 31, 2008 (Successor), in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2009

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

	Successor
ASSETS	
CASH AND CASH EQUIVALENTS	$45,227,749
RECEIVABLES:	
Clearing organization — net	3,902,199
Annuity carriers	3,710,840
Total receivables	7,613,039
INVESTMENTS	33,725,225
OTHER ASSETS	1,386,113
TOTAL	$87,952,126
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliates — net	$15,695,339
Accrued salaries and related benefits	17,418,539
Accounts payable and accrued expenses	7,341,292
Deferred tax liability-net	790,173
Total liabilities	41,245,343
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	41,940,167
Retained earnings	4,751,376
Total stockholder's equity	46,706,783
TOTAL	$87,952,126

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD FROM JANUARY 1, 2008 TO SEPTEMBER 25, 2008 (PREDECESSOR), AND FROM SEPTEMBER 26, 2008 TO DECEMBER 31, 2008 (SUCCESSOR)

	Period From January 1, 2008 to September 25, 2008 (Predecessor)	Period From September 26, 2008 to December 31, 2008 (Successor)
REVENUES:		
Commissions	$181,751,459	$48,048,629
Other income	5,791,309	4,968,928
Interest	1,288,385	405,904
Total revenues	188,831,153	53,423,461
EXPENSES:		
Compensation, related benefits, and payroll taxes	110,816,225	33,046,458
Office and equipment	11,660,336	3,477,058
Clearing charges	7,617,958	946,100
Information processing and communication	9,101,525	2,927,043
Allocated services	5,462,007	1,389,831
General and administrative	6,772,817	2,681,144
Marketing	1,592,345	756,253
Professional services and outside contractors	3,392,107	1,096,419
Other taxes, licenses, and regulatory fees	1,886,913	644,446
Total expenses	158,302,233	46,964,752
INCOME BEFORE PROVISION FOR INCOME TAXES	30,528,920	6,458,709
INCOME TAXES	12,901,831	1,707,333
NET INCOME	$ 17,627,089	$ 4,751,376

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2008 TO SEPTEMBER 25, 2008 (PREDECESSOR), AND FROM SEPTEMBER 26, 2008 TO DECEMBER 31, 2008 (SUCCESSOR)

	Period From January 1, 2008 to September 25, 2008 (Predecessor)	Period From September 26, 2008 to December 31, 2008 (Successor)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 17,627,089	$ 4,751,376
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	732,926	
Deferred tax expense	(2,035,756)	(1,955,886)
Changes in operating assets and liabilities that relate to operations:		
Receivable from clearing organization	2,389,496	2,456,873
Receivable from annuity carriers	932,865	160,518
Other assets	2,016,780	(426,403)
Investments	(2,160,688)	(30,724,671)
Payable to affiliates — net	6,198,109	(7,584,484)
Accounts payable and accrued expenses	(468,718)	(2,003,076)
Accrued salaries and related benefits	143,884	8,300,809
Net cash provided by (used in) operating activities	25,375,987	(27,024,944)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of equipment and capitalized software	(378,484)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to parent	(22,000,000)	
Capital contribution from parent	10,000,000	
Net cash outflow from financing activities	(12,000,000)	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,997,503	(27,024,944)
CASH AND CASH EQUIVALENTS:		
Beginning of period	59,255,190	72,252,693
End of period	$ 72,252,693	$ 45,227,749
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for income taxes	$ 2,712,436	$ 3,473,320
SUPPLEMENTAL DISCLOSURE OF NON CASH INFORMATION (See Note 2)		

See notes to consolidated financial statements.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE PERIOD FROM JANUARY 1, 2008 TO SEPTEMBER 25, 2008 (PREDECESSOR), AND FROM SEPTEMBER 26, 2008 TO DECEMBER 31, 2008 (SUCCESSOR)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2007 (Predecessor)	$ 15,240	$ 51,085,186	$ 19,734,470	$ 70,834,896
Net income for the period January 1, 2008 to September 25, 2008			17,627,089	17,627,089
Dividends to parent			(22,000,000)	(22,000,000)
Capital contribution from parent		10,000,000		10,000,000
BALANCE — September 25, 2008 (Predecessor)	15,240	61,085,186	15,361,559	76,461,985
BALANCE — September 26, 2008 (Successor)	15,240	41,940,167		41,955,407
Net income for the period September 26, 2008 to December 31, 2008			4,751,376	4,751,376
BALANCE — December 31, 2008 (Successor)	$ 15,240	$ 41,940,167	$ 4,751,376	$ 46,706,783

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Principles of Consolidation — WaMu Investments, Inc. (WI), is an introducing securities broker/dealer registered under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The accompanying consolidated financial statements include the accounts of WI and its wholly owned subsidiary, WMFS Insurance Services, Inc., which sells insurance products in the state of California (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

WI acts as agent for customers' transactions in securities and insurance products, including variable and fixed annuities. The majority of annuities are sold by subscription and processed via Depository Trust Clearing Corporation. These transactions and all other securities transactions including mutual funds, equities, and fixed income are cleared through a third-party broker/dealer on a fully disclosed basis. A small number of annuities as well as life insurance are sold by subscription and processed manually.

WI's policy is to promptly transmit all customer funds and securities received to their third-party broker/dealer or the related insurance carrier.

Basis of Presentation — From January 1, 2008 until September 25, 2008, WI was a wholly owned indirect subsidiary of Washington Mutual Bank (WMB), a wholly owned indirect subsidiary of Washington Mutual, Inc. (WMI). After the close of business September 25, 2008, WMB and its subsidiaries were placed into receivership by the Federal Deposit Insurance Corporation (FDIC) and the net assets of WMB were contemporaneously sold to JPMorgan Chase Bank, NA (Chase) (the "WaMu Acquisition"). Chase is a wholly owned subsidiary of JPMorgan Chase & Co. (JPMorgan Chase).

On September 26, 2008, WI became a wholly owned subsidiary of Chase. Due to the change in ownership structure Chase's accounting basis has been pushed down to WI effective September 26, 2008. The accompanying consolidated statements of income, cash flows, and stockholder's equity present the results of WI's operations and cash flows for the periods preceding the WaMu Acquisition as Predecessor and the periods subsequent to the WaMu Acquisition as Successor. See Note 2

Use of Estimates — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company's significant estimates include determining reserves for annuity commission cancelations, litigation, and deferred taxes.

Revenue Recognition — The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance products. Commissions

on customer transactions are recorded on a trade-date basis. Commissions received for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase, depending on the internal policy of each insurance underwriter. The Company maintains a reserve for estimated annuity commission cancellations. The total reserve at December 31, 2008, was $2,727,503, recorded in accounts payable and accrued expenses. The Company also receives certain revenue sharing from mutual funds and annuity carriers, which are recorded in other income.

Depreciation and Amortization — Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years. As a result of the WaMu Acquisition, furniture, fixtures, and equipment were written off. See Note 2.

Federal and State Taxes on Income — The Company's consolidated results of operations were included in the consolidated federal and combined state income tax returns of WMI through September 25, 2008, and in the consolidated income tax returns of JPMorgan Chase from September 26, 2008. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

Recently Adopted and Issued Accounting Standards — In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 prescribes a definition of the term "fair value," establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted FASB Statement No. 157 on January 1, 2008. As the Company's financial assets and liabilities were previously carried at fair value, there was no effect on the Company's consolidated statements of condition and income as a result of adopting this standard. See Note 5.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.* FASB Statement No. 159 permits an instrument by instrument election to account for selected financial assets and liabilities at fair value. The Company adopted FASB Statement No. 159 on January 1, 2008, and there was no effect on the Company's financial statements as a result of adopting this standard.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.* This Statement amends and requires enhanced qualitative, quantitative, and credit risk disclosures about an entity's derivative and hedging activities, but does not change the scope or accounting principles of Statement No. 133. FASB Statement No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. There was no effect on the Company's financial statements as a result of adopting this standard, as the Company does not have any derivatives.

2. WAMU ACQUISITION AND RELATED CHANGE IN ACCOUNTING BASIS

Upon the WaMu Acquisition, on September 25, 2008, and the resulting change in the reporting entity, the Company was required to prepare its financial statements to reflect the accounting basis of its parent, Chase. Chase accounted for the WaMu Acquisition, under the purchase method of accounting. As such Chase's accounting basis was pushed down to the Company effective September 26, 2008. A summary of the impact of this push down on the Company's balance sheet as of September 26, 2008, is as follows:

Net decrease in furniture, fixtures, and equipment	$ (1,511,884)
Net decrease in goodwill	(24,967,838)
Net decrease in prepaid expenses	(14,429,923)
Net increase in other liabilities	(5,295,365)
Net decrease in current income tax payable	8,352,641
Net decrease in deferred tax payable	3,345,791
Net decrease in stockholder's equity	$ (34,506,578)

The increase in other liabilities of $5,295,365 in the table above is related to severance cost due to employees of the Company. In addition, a retention bonus in the amount of $3,369,093 has been accrued for and charged to Compensation, related benefits, and payroll taxes for the period September 26, 2008 to December 31, 2008. Both the severance and retention bonus payments will be paid to employees on their termination dates when the terms of the individual employee's separation agreements have been fulfilled.

3. CASH AND CASH EQUIVALENTS

The Company considers amounts due from banks and all highly liquid investments with an initial maturity of three months or less to be cash equivalents. As of December 31, 2008, cash and cash equivalents consist of the following:

Cash	$ 1,538,000
Money market fund	43,689,749
Total	$ 45,227,749

4. RECEIVABLE FROM CLEARING ORGANIZATIONS

The net receivable from clearing organizations consists of commissions, 12b-1 distribution fees and other income, less transaction and processing charges.

5. INVESTMENTS

The Company holds auction rate preferred securities. At December 31, 2008, these securities were carried at par and classified as Level II in accordance with FASB Statement No. 157. In January 2009, the Company sold all these securities to Chase at par value for $33,725,000, resulting in no gain or loss.

6. INCOME TAXES

Income tax expense consists of the following:

	January 1, 2008 to September 25, 2008 (Predecessor)	September 26, 2008 to December 31, 2008 (Successor)
Current:		
Federal	$ 11,420,338	$ 2,797,997
State	3,517,248	865,222
	14,937,586	3,663,219
Deferred:		
Federal	(1,171,641)	(1,568,731)
State	(864,114)	(387,155)
	(2,035,755)	(1,955,886)
Total	$ 12,901,831	$ 1,707,333

The effective tax rate of 39% differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

At December 31, 2008, the tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
Pension and related items	$ 1,519,672
Prepaid expenses	180,709
Contingent liabilities	522,874
Total deferred tax assets	2,223,255
Deferred tax liabilities — state taxes	3,013,428
Net deferred tax liabilities	$ (790,173)

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 requires that a tax benefit be recognized only if it is "more likely than not" that it will be realized, based solely on its technical merits, as of the reporting date. A tax position that meets the more-likely-than-not criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon settlement. The Company had no unrecognized tax benefits recorded as of January 1, 2008 and December 31, 2008.

The Company's consolidated results of operations are included in the consolidated federal and combined state income tax returns of WMI from January 1, 2008 through September 25, 2008. The Company was subject to intercompany tax sharing agreements with WMI, which provided for settlement of income taxes based on the income tax returns as filed. As a result, the Company has recognized all income tax benefits attributable to its operations in the Company's consolidated financial statements. Due to the WaMu Acquisition, Chase pushed down and revalued WMI's assets and liabilities and all current and deferred tax liabilities at September 25, 2008, were written off.

From the period September 26, 2008 to December 31, 2008, the Company's consolidated results of operations are included in the consolidated federal and combined state income tax returns of JPMorgan Chase. Pursuant to a tax sharing arrangement with JPMorgan Chase, the Company is allocated its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on available evidence, it is more likely than not to be realized. No valuation allowance has been recorded as of December 31, 2008.

7. GUARANTEES WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers; these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for unsecured or partially secured accounts when necessary.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various inquiries, investigations, and proceedings by the Securities and Exchange Commission (SEC), FINRA, and other state and local regulatory agencies relating to certain practices in the securities industry. Some of these inquiries, investigations, and proceedings may result in adverse judgments, penalties, and fines. The Company is also involved in a number of litigation matters arising in connection with the conduct of its business. The Company has reserved amounts included in accounts payable and accrued expenses based on available information and settlement discussions. However, in view of the inherent difficulty of predicting the outcome of such matters, particularly in matters which the regulators seek substantial or indeterminate damages, the Company cannot predict what the eventual outcome will be. The Company believes, based on current available information, the resolution of these matters will not have a material adverse effect on the consolidated financial condition or operations of the Company.

9. TRANSACTIONS WITH AFFILIATES

In addition to its relationships during the year to WMI, WMB, and Chase, the Company was affiliated with Washington Mutual Bank, fsb (WMBfsb) through common ownership and management.

Stock-Based Compensation — From January 1, 2008 to September 25, 2008, certain employees of the Company were eligible for various stock-based incentive plans, such as restricted stock awards or stock options of WMI. The expense recorded in Compensation, related benefits, and payroll taxes, in the accompanying consolidated statements of income relating to such stock-based incentive plans for the period from January 1, 2008 to September 25, 2008 (Predecessor), was $2,891,381. Following the WaMu Acquisition the expense related to similar incentive plans with JPMorgan Chase for the period from September 26, 2008 to December 31, 2008 (Successor), was immaterial.

From January 1, 2008 to September 25, 2008, the Company's employees participated during the year in the following benefit plans sponsored by WMI:

Pension Plan — WMI maintained the noncontributory cash balance defined benefit pension plan, which covered substantially all eligible employees of the Company. Benefits earned for each year of service were based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. Accordingly, costs were allocated to the Company based on eligible employees' salaries and the Company was required to remit cash to WMI to prefund the plan based on its required allocation. The intercompany allocation by WMI was recorded as a prepaid expense.

Immediately following the WaMu acquisition, WMI filed for bankruptcy. As part of the push down accounting entries, the costs previously allocated by WMI and recorded by the Company as prepaid expenses were written off. As of the date of these financial statements, JPMorgan Chase has not agreed to assume the former WMI pension plan.

WaMu Savings Plan — WMI sponsored a defined contribution plan for all eligible employees of the Company that allowed participants to make contributions by salary deduction equal to 75% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions and the Company's matching contributions vested immediately. On September 26, 2008, Chase agreed to fund the employer matching contributions and such contributions were allocated to the Company.

The expense recorded in Compensation, related benefits, and payroll taxes, in the accompanying consolidated statements of income relating to the employee benefit plans was $4,906,435 for the period January 1, 2008 to September 25, 2008 (Predecessor), and $787,818 for the period September 26, 2008 to December 31, 2008 (Successor).

Office Sublease — During the year the Company subleased space in branch offices and other administrative locations from WMB and WMBfsb as predecessor and Chase as successor. Rent expense is based on a cost-sharing methodology and is allocated monthly. Office and equipment expense of $10,296,746 was recorded for the period January 1, 2008 to September 25, 2008 (Predecessor), and $3,291,979 for the period September 26, 2008 to December 31, 2008 (Successor).

Administrative Services — During the year the Company, WMB, and WMI were parties to the Administrative Services Contract ("Services Contract"). In accordance with the Services Contract, WMI provided administrative services in the areas surrounding, but not limited to, human resources, legal, corporate accounting, and payroll. The Services Contract was assumed by Chase.

From January 1, 2008 to September 25, 2008 (Predecessor), allocated service expenses were $5,462,007. From September 26, 2008 to December 31, 2008 (Successor), allocated service expenses were $1,389,831.

Technology Services — WMI provided technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates. From January 1, 2008 to September 25, 2008 (Predecessor), technology services expenses were $7,500,735 and from September 26, 2008 to December 31, 2008 (Successor) technology services expenses were $2,202,933 and were included in information processing and communication expenses.

Payable to Affiliates — net — The payable to affiliates is settled on a monthly basis and is primarily related to payroll expenses payable to Chase as paying agent for the Company and other allocated charges. Included in the net payable to Chase is a tax-related balance of $1,552,153 due from affiliates. Additionally, Payable to affiliates includes rent amounts for certain locations payable to other affiliates. As of December 31, 2008, the balance in payable to affiliates, net was $15,695,339.

10. DIVIDENDS TO WMB

From January 1, 2008 to September 25, 2008, the Board of Directors of the Company approved and paid dividends to WMB, totaling $22,000,000 (Predecessor). No dividends were paid from September 26, 2008 to December 31, 2008 (Successor).

11. CONTRIBUTIONS OF CAPITAL

In September 2008, the Board of Directors of the Company and of WMB approved and contributed capital to the Company, totaling $10,000,000. No capital has been contributed by Chase following the WaMu Acquisition.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items. At December 31, 2008, the Company had net capital of $29,036,649, which was $28,786,649, in excess of its required net capital of $250,000.

13. POSSESSION OR CONTROL REQUIREMENTS AND RESERVE COMPUTATION UNDER SEC RULE 15C3-3

As of December 31, 2008, the Company has claimed an exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"), because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company's policy is to promptly transmit all customer funds and securities received to their third-party broker/dealer or the related insurance carrier. At times this is not operationally feasible so the Company maintains a Special Reserve Bank Account for the Exclusive Benefit of Customers and performs a weekly computation to determine if any customer funds were not promptly transmitted. At December 31, 2008, there was $3,000 of customer checks not promptly transmitted for which the Company maintained a balance of $500,000 in the Special Reserve Bank Account for the Exclusive Benefit of Customers included in other assets.

14. SUBSEQUENT EVENTS

The Company will pay a dividend in the amount of $25,000,000 to Chase, the Company's indirect parent in March 2009.

On January 15, 2009, the Company notified FINRA that it will be merged on May 1, 2009 with Chase Investment Services Corp. (CISC). The merger will be treated as a pooling and as such the balances of the Company will merge with the balances of CISC.

* * * * * *

SUPPLEMENTAL SCHEDULES

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL:	
Total consolidated stockholder's equity	$ 46,706,783
Nonallowable assets and other charges:	
Amounts receivable from clearing organization	3,902,199
Amounts receivable from annuity carriers	3,710,840
Other assets	2,438,266
Total nonallowable assets and other charges	10,051,305
NET CAPITAL BEFORE HAIRCUTS	36,655,478
HAIRCUTS ON SECURITIES	7,618,829
NET CAPITAL	29,036,649
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
Minimum net capital required, the greater of $250,000 or 2% of aggregate debit items	250,000
Excess net capital	$ 28,786,649

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2008.

WAMU INVESTMENTS, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of JPMorgan Chase Bank, NA.)

CONSOLIDATED COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO EXHIBIT A OF RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive	
Credit balances in firm accounts which are attributable to principal sales to customers	
Market value of stock dividends, stock splits, and similar distribution receivable outstanding over 30 calendar days	
Market value of short security count differences over 30 calendar days	
Market value of short securities and credits in all suspense accounts over 30 calendar days	
Market value of securities in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or issuer	
Other — customer checks not promptly transmitted	3,000
TOTAL CREDITS	$ 3,000
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and doubtful of collection net of deductions pursuant to Rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than 30 calendar days	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	
Other	
Aggregate debit items	
Less 3% charge	
TOTAL DEBITS	$ -
RESERVE COMPUTATION	
Excess total credits over total debits	$ 3,000
Amount held on deposit in "Reserve Bank Account," at end of reporting period	$ 500,000

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2008

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 23, 2009

WaMu Investments, Inc.
1301 Second Avenue
Seattle, WA 98101

In planning and performing our audit of the consolidated financial statements of WaMu Investments, Inc. and subsidiary (a wholly owned indirect subsidiary of JPMorgan Chase Bank, N.A.) (the "Company") as of December 31, 2008, and for the period from January 1, 2008 to September 25, 2008 (Predecessor), and the period from September 26, 2008 to December 31, 2008 (Successor) (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, Financial Industry Regulatory Authority, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

WaMu Investments, Inc. and Subsidiary

(A Wholly Owned Indirect Subsidiary of
JPMorgan Chase Bank, NA.)

Consolidated Financial Statements as of December 31, 2008 (Successor), and Consolidated Statements of Income for the Period From January 1, 2008 to September 25, 2008 (Predecessor), and From September 26, 2008 to December 31, 2008 (Successor), Consolidated Supplemental Schedule as of December 31, 2008 (Successor), Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control (Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)